UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 4, 2016

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 4, 2016	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2016 RESULTS

Highlights

•	Second quarter 2016 consolidated GAAP net loss attributable to shareholders of Teekay of $77.8 million, or $1.14 per share.

•	Second quarter 2016 consolidated adjusted net income attributable to shareholders of Teekay of $0.7 million, or $0.01 per share (excluding items listed in Appendix A of this release).

•	Second quarter 2016 consolidated cash flow from vessel operations of $350.5 million.

•
In June 2016, Teekay Parent and Teekay Offshore completed all its previously announced financing initiatives. On a consolidated basis, Teekay had total liquidity of approximately $1.1 billion as of June 30, 2016.

•	In June 2016, Teekay Parent agreed to sell its last remaining conventional tanker.

•	Declared second quarter 2016 cash dividend of $0.055 per share.

Hamilton, Bermuda, August 4, 2016 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended June 30, 2016. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company, which are referred to in this release as Teekay Parent. Please refer to the second quarter 2016 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	587,619	641,108	592,797
Income from vessel operations	75,978	135,325	175,517
Equity income	37,219	15,417	39,901
Net (Loss) Income attributable to shareholders of Teekay	(77,809)	(48,784)	65,912
Net (Loss) Income per share attributable to shareholders of Teekay	(1.14)	(0.67)	0.91
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	350,535	359,039	352,201
Adjusted Net Income (Loss) attributable to shareholders of Teekay(1)	701	(6,173)	19,706
Adjusted Net Income (Loss) per share attributable to shareholders of Teekay(1)	0.01	(0.08)	0.27
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	7,588	6,883	41,155
Teekay Parent OPCO Cash Flow(1)	(12,497)	(20,718)	8,308
Total Teekay Parent Free Cash Flow(1)	(4,909)	(13,835)	49,463
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United
States generally accepted accounting principles (GAAP). Please refer to Appendix D for a summary of Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“On a consolidated basis, Teekay generated slightly lower cash flow from vessel operations compared to the same period of the prior year; however, our results exceeded our expectations mostly due to higher shuttle tanker fleet utilization, higher tanker rates and lower operating expenses mainly in our FPSO segment,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer.

Mr. Evensen continued, “With strong support from our financial stakeholders, Teekay Parent completed all of its previously announced financing initiatives in June 2016, including $350 million in extended bank facilities and $100 million in equity capital. With the completion of these financing initiatives, we have reduced our financial leverage and enhanced our liquidity position, which we believe strengthens the entire Teekay Group of companies. In addition, we reached an agreement to sell Teekay Parent’s remaining conventional tanker, the Shoshone Spirit VLCC, which is expected to further reduce our financial leverage.”

Mr. Evensen added, “At our Daughter Entities, Teekay Offshore completed all its previously announced financing initiatives in June 2016. These initiatives, together with expected operating cash flow and previously arranged debt facilities, are expected to cover all its medium-term liquidity requirements and fully finance all of Teekay Offshore’s $1.6 billion of committed growth projects. Executing on Teekay LNG’s robust pipeline of growth projects delivering through 2020 has also been a major focus area and Teekay LNG continues to make good progress on the financing for these projects.  Since May 2016, Teekay LNG has secured lender credit approvals on over $900 million of new debt financings, including three MEGI LNG carrier newbuildings, the first two Yamal LNG Arc7 newbuildings and the majority of its remaining LPG carrier newbuildings. Once Teekay Offshore’s and Teekay LNG’s projects are delivered, these growth projects are expected to add significantly to their annual cash flow from vessel operations.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to lower revenues from Teekay Parent related to the lay-up of the Polar Spirit and Arctic Spirit LNG carriers; lower income and cash flows in Teekay LNG as a result of the sales of two conventional tankers in April and May 2016; lower income and cash flows in Teekay Offshore due to off-hire during the second quarter of 2016 related to damage to the gangway of the Arendal Spirit UMS (which has been repaired and returned to operations in early-July 2016), the redelivery of the Varg FPSO and a provision made with respect to retroactive claims from the charterer of the Piranema Spirit FPSO; and lower income and cash flows in Teekay Tankers due to lower spot tanker rates. Consolidated income from vessel operations was also reduced in the second quarter of 2016 due to asset impairment charges associated with Teekay Offshore's cancellation of two UMS newbuildings and two conventional tankers to be sold by Teekay Parent and Teekay Tankers, respectively. Please refer to footnote (2) of the summary consolidated statements of (loss) income included in this release for further details.
These decreases were partially offset by higher income and cash flows as a result of Teekay Tankers' acquisition of 19 modern conventional tankers during 2015 and higher income and cash flows from vessel operations from Teekay LNG as a result of the delivery of Creole Spirit MEGI LNG carrier newbuilding, which commenced its five-year charter contract with Cheniere Energy in late-February 2016 and the favorable settlement of a disputed charter contract termination related to one of the vessels in Teekay LNG's 52 percent-owned MALT LNG joint venture with Marubeni Corporation.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $7.6 million for the quarter ended June 30, 2016, compared to $41.2 million for the same period of the prior year. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended June 30, 2016 decreased to $10.7 million, compared to $45.3 million for the same period of the prior year, primarily due to the reductions in quarterly general partner and limited partner cash distributions received from Teekay Offshore and Teekay LNG as a result of the temporary reduction in cash distributions on Teekay Offshore’s and Teekay LNG’s common units announced in December 2015, partially offset by an increase in cash dividends received from Teekay Tankers. For the second quarter of 2016, Teekay Tankers declared and paid a dividend of $0.06 per share, an increase from $0.03 per share in the same period of the prior year. In connection with the financing initiatives recently completed by Teekay Offshore (as described below), Teekay Parent agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to Teekay Corporation, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $12.5 million for the quarter ended June 30, 2016, from positive $8.3 million for the same period of the prior year. The decrease was primarily due to lower cash flows related to the sale of the Knarr FPSO to Teekay Offshore on July 1, 2015, lower revenues as a result of lower production on the Foinaven FPSO and the lay-up of Polar Spirit and Arctic Spirit LNG carriers.
Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was negative $4.9 million during the second quarter of 2016, compared to positive $49.5 million for the same period of the prior year and negative $13.8 million in the first quarter of 2016. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay Offshore Partners
Teekay Offshore’s results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to the off-hire of the Arendal Spirit UMS as a result of damage to the unit's gangway (the unit was subsequently repaired and returned to operations in early-July 2016), the redelivery of the Varg FPSO (which left its field at the end of July 2016), a provision made with respect to retroactive claims from the charterer of the Piranema Spirit FPSO, shuttle tanker contract expirations on a long-term contract of affreightment and a time-charter out contract over the past year, and the sale of two conventional tankers and sale-leaseback on two additional conventional tankers in 2015 and 2016. These decreases were partially offset by the acquisition of the Knarr FPSO unit in July 2015 and the commencement of the East Coast Canada shuttle tanker contracts in June 2015. Please refer to Teekay Offshore’s second quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay LNG Partners
Teekay LNG’s results increased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to the favorable settlement of a disputed charter contract termination related to one of the vessels in the Teekay LNG's 52 percent-owned MALT LNG joint venture with Marubeni Corporation, of which Teekay LNG's share was $20.3 million, and the delivery of the Creole Spirit MEGI LNG carrier newbuilding, which commenced its five-year charter contract with Cheniere Energy in late-February 2016. These increases were partially offset by lower revenues for two other vessels in the MALT LNG joint venture, lower revenues from two Suezmax tankers upon the charterer exercising its one-year extension options between September 2015 and January 2016, and the sales of two conventional tankers in April and May 2016. Please refer to Teekay LNG’s second quarter 2016 earnings release for additional information on the financial results for this entity.
Teekay Tankers
Teekay Tankers’ results decreased during the quarter ended June 30, 2016, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the second quarter of 2016 compared to the same period of the prior year, partially offset by an increase in fleet size as a result of the acquisition of 19 modern, mid-size tankers during 2015. Please refer to Teekay Tankers’ second quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In addition to a series of financing initiatives at Teekay Offshore (see details below), in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•
refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit very large crude carrier (VLCC);

•	selling Teekay Parent’s 50 percent interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•
issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Corporation’s founder, including Resolute Investments, Inc. (Resolute), Teekay Corporation’s largest shareholder.

In June 2016, Teekay Parent reached an agreement to sell the 2011-built Shoshone Spirit VLCC for gross proceeds of approximately $63 million, which is expected to continue operating under its existing time-charter contract earning $49,000 per day until its delivery to the buyer between September and October 2016.

In July 2016, Teekay Parent secured a short-term charter commencing in August 2016 for the Polar Spirit LNG carrier, which Teekay Parent has chartered-in from Teekay LNG under a time charter contract.

The Hummingbird Spirit FPSO was previously operating in the latter part of its charter contract with Centrica Energy (Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with charterer's right to terminate no earlier than March 1, 2017) in exchange for a lower fixed charter rate plus upside through an oil price tariff.  The contract amendment took effect on July 1, 2016.

Teekay Offshore

Between April and June 2016, Teekay Offshore completed a series of financing initiatives to fund its unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•
agreeing with Teekay Corporation that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid on Teekay Offshore’s common units to Teekay Corporation, including Teekay Offshore’s general partner, will instead be paid in common units;

•
extending to January 2019 the maturity date of $200 million of existing intercompany loans made by Teekay Parent to Teekay Offshore which Teekay Offshore will pay Teekay Parent interest at a rate of 10.0% per annum;

•
issuing $200 million of equity consisting of (i) $100 million of its 10.5% Series D Cumulative Convertible Perpetual Preferred Units with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, to institutional investors and affiliated parties, including Teekay Parent, which invested $26 million, and two entities established by Teekay Corporation’s founder, including Resolute, and (ii) $100 million of common units at a price of $4.55 per unit to institutional investors;

•	cancelling the shipyard contracts for the two remaining UMS newbuildings; and

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding 8.60% Series C Cumulative Convertible Preferred Units (Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of Teekay Offshore's newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units (Series C-1 Preferred Units) that also include a two-year payment-in-kind option.

In April 2016, during the process of lifting the gangway connecting the Arendal Spirit UMS to an FPSO unit, the gangway of the Arendal Spirit UMS suffered extensive damage, resulting in the UMS being declared off-hire under its charter contract. The gangway has now been replaced and undergone extensive testing, and the unit returned to operations in early-July 2016.

Teekay LNG

On August 1, 2016, Teekay LNG’s second MEGI LNG carrier newbuilding, Oak Spirit, commenced its five-year fee-based contract with Cheniere Energy. The vessel is expected to earn annual cash flow from vessel operations(1) and distributable cash flow of approximately $25 million and $15 million, respectively.

In July 2016, Teekay LNG reached an agreement with Daewoo Shipbuilding and Marine Engineering (DSME) which provides Teekay LNG with an option to defer delivery of its unchartered MEGI LNG carrier, Torben Spirit, from its original delivery date of February 2017 to December 2017. Teekay LNG is currently pursuing employment opportunities for this vessel and will decide in late-2016 on whether to defer the delivery.

Teekay Tankers
In June 2016, Teekay Tankers entered into an agreement to sell one of its non-core MR product tankers, the 2004-built Teesta Spirit, to a third party for gross proceeds of approximately $14 million. The vessel is expected to be delivered in mid-August 2016.
Since May 2016, Teekay Tankers has entered into time charter-out contracts for one Suezmax tanker and two Aframax tankers and a time-charter swap agreement, which effectively provides a fixed charter rate on one Aframax vessel-equivalent. These contracts have an average rate of approximately $24,800 per day with firm contract periods ranging from 11 to 24 months. Three contracts commenced in June and July 2016 and the remaining contract is expected to commence in the third quarter of 2016.
(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” for definitions of this term. A reconciliation with respect to this forward looking statement has been omitted in reliance on the ‘unreasonable efforts’ exception.
Liquidity
As at June 30, 2016, Teekay Parent had total liquidity of $341.6 million (consisting of $223.5 million of cash and cash equivalents and $118.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $1.1 billion (consisting of $789.7 million of cash and cash equivalents and $327.0 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Friday, August 5, 2016 at 11:00 a.m. (ET) to discuss its results for the second quarter 2016. An accompanying investor presentation will be available on Teekay’s website at

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9573 or (416) 204-9498, if outside North America, and quoting conference ID code 2475173.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Friday, August 19, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2475173.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities.  In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 7,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income, and Teekay Parent Free Cash Flow and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, although these measures are used consistently among entities in the Teekay Group of companies, they may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.
Consolidated Financial Measures
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	587,619	641,108	592,797	1,228,727	1,138,659

Voyage expenses	(28,299)	(31,590)	(23,890)	(59,889)	(49,560)
Vessel operating expenses	(205,655)	(215,861)	(201,370)	(421,516)	(385,573)
Time-charter hire expense	(38,314)	(39,603)	(30,333)	(77,917)	(55,260)
Depreciation and amortization	(141,079)	(144,157)	(128,199)	(285,236)	(240,903)
General and administrative expenses	(29,871)	(32,967)	(33,730)	(62,838)	(71,684)
Asset impairments(2)	(62,605)	—	(500)	(62,605)	(15,996)
(Loss) gain on sale of vessels and equipment	—	(27,619)	—	(27,619)	1,643
Restructuring charges	(5,818)	(13,986)	742	(19,804)	(8,384)
Income from vessel operations	75,978	135,325	175,517	211,303	312,942

Interest expense	(73,255)	(72,203)	(62,388)	(145,458)	(113,734)
Interest income	1,042	1,322	1,199	2,364	2,729
Realized and unrealized (loss) gain
on derivative instruments(3)	(89,272)	(107,621)	63,752	(196,893)	(19,634)
Equity income	37,219	15,417	39,901	52,636	60,650
Income tax (expense) recovery	(1,423)	(1,076)	(752)	(2,499)	243
Foreign exchange (loss) gain	(15,157)	(10,514)	(1,604)	(25,671)	15,906
Other (loss) income – net(2)	(21,436)	150	(389)	(21,286)	(14)
Net (loss) income	(86,304)	(39,200)	215,236	(125,504)	259,088
Less: Net loss (income) attributable
to non-controlling interests	8,495	(9,584)	(149,324)	(1,088)	(202,940)
Net (loss) income attributable to
shareholders of Teekay Corporation	(77,809)	(48,784)	65,912	(126,592)	56,148
(Loss) earnings per common share of
Teekay
- Basic	$(1.14)	$(0.67)	$0.91	$(1.74)	$0.77
- Diluted	$(1.14)	$(0.67)	$0.90	$(1.74)	$0.77

Weighted-average number of common
shares outstanding
- Basic	72,945,635	72,742,426	72,697,121	72,844,031	72,623,503
- Diluted	72,945,635	72,742,426	73,477,680	72,844,031	73,379,228

(1)
The restructuring charges for the three months and six months ended June 30, 2016 primarily relate to the closure of offices and seafarers severance amounts, part of which were recovered from the customer and included in revenues in the consolidated statements of (loss) income for the three and six months ended June 30, 2016. The restructuring charges for the three and six months ended June 30, 2016 also include costs related to the reorganization of the Company's FPSO business.

(2)
The Company recognized asset impairments of $62.6 million for the three and six months ended June 30, 2016 relating to the write-downs of one Medium-Range tanker owned by Teekay Tankers and one VLCC owned by Teekay Parent as these two vessels were classified as held for sale as at June 30, 2016, as well as two UMS newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore. In addition, Teekay Offshore, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (loss) income - net for the three and six months ended June 30, 2016. The newbuilding contracts are held in separate subsidiaries of Teekay Offshore and obligations of these subsidiaries are non-recourse to Teekay Offshore. The

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Company recognized asset impairments of $0.5 million for the three months ended June 30, 2015 relating to the expiration of one of Teekay Offshore’s UMS newbuilding options and $15.5 million for the six months ended June 30, 2015 related to the impairment of two older shuttle tankers owned by Teekay Offshore.

(3)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(22,409)	(23,180)	(27,205)	(45,589)	(55,094)
Termination of interest rate swap agreements	—	(8,140)	—	(8,140)	—
Foreign currency forward contracts	(2,336)	(4,996)	(4,232)	(7,332)	(9,660)
Time-charter swap agreements	126	—	—	126	—
	(24,619)	(36,316)	(31,437)	(60,935)	(64,754)
Unrealized (losses) gains relating to:
Interest rate swaps	(62,817)	(81,054)	83,986	(143,871)	40,326
Foreign currency forward contracts	1,093	13,971	9,386	15,064	3,057
Stock purchase warrants	(4,274)	(4,222)	1,817	(8,496)	1,737
Time-charter swap agreements	1,345	—	—	1,345	—
	(64,653)	(71,305)	95,189	(135,958)	45,120
Total realized and unrealized (losses) gains on
non-designated derivative instruments	(89,272)	(107,621)	63,752	(196,893)	(19,634)

(4)
The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income	37,219	15,417	39,901	52,636	60,650
Proportionate share of unrealized losses (gains)
on derivative instruments	1,230	3,465	(15,423)	4,695	(13,001)
Other(i)	457	552	(1,365)	1,009	3,423
Equity income adjusted for items in Appendix A	38,906	19,434	23,133	58,340	51,072

(i)
Includes Teekay Offshore's share of equipment write-off related to the Cidade de Itajai FPSO and Teekay Parent's share of an unrealized foreign exchange gain in Sevan Marine ASA for the three months ended June 30, 2016. Includes Teekay Parent’s share of an unrealized foreign exchange loss in Sevan Marine ASA for the three months ended March 31, 2016. Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine ASA and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG project for the three months ended June 30, 2015.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	223,474	139,888	221,021
Cash and cash equivalents - Teekay LNG	127,498	114,145	102,481
Cash and cash equivalents - Teekay Offshore	380,718	335,751	258,473
Cash and cash equivalents - Teekay Tankers	58,018	68,374	96,417
Other current assets	478,165	553,758	497,362
Restricted cash - Teekay Parent	3,085	4,234	3,528
Restricted cash - Teekay LNG	110,424	106,190	111,519
Restricted cash - Teekay Offshore	28,530	22,700	60,520
Restricted cash - Teekay Tankers	1,000	1,000	870
Assets held for sale	75,562	—	55,450
Vessels and equipment - Teekay Parent	638,108	730,503	748,963
Vessels and equipment - Teekay LNG	1,720,342	1,737,095	1,683,292
Vessels and equipment - Teekay Offshore	4,178,593	4,250,285	4,348,535
Vessels and equipment - Teekay Tankers	1,706,288	1,746,180	1,767,925
Advances on newbuilding contracts/conversions	889,617	836,756	817,878
Derivative assets	6,080	10,726	17,924
Investment in equity accounted investees	984,601	906,588	905,159
Investment in direct financing leases	672,748	674,896	684,129
Other assets	407,820	387,769	399,322
Intangible assets	95,698	99,766	111,909
Goodwill	176,630	176,630	168,571
Total Assets	12,962,999	12,903,234	13,061,248
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	474,036	443,554	476,490
Current portion of long-term debt - Teekay Parent	105,423	233,462	249,791
Current portion of long-term debt - Teekay LNG	290,568	199,575	201,743
Current portion of long-term debt - Teekay Offshore	574,575	615,803	485,069
Current portion of long-term debt - Teekay Tankers	151,761	158,346	174,047
Long-term debt - Teekay Parent	719,424	605,076	606,607
Long-term debt - Teekay LNG	1,828,964	2,019,645	1,856,593
Long-term debt - Teekay Offshore	2,666,656	2,675,444	2,878,805
Long-term debt - Teekay Tankers	892,509	930,077	990,558
Derivative liabilities	766,603	681,437	681,623
In process revenue contracts	136,367	143,133	150,799
Other long-term liabilities	359,345	329,515	352,378
Redeemable non-controlling interest	248,317	254,631	255,671
Equity:
Non-controlling interests	2,866,027	2,751,911	2,782,049
Stockholders of Teekay	882,424	861,625	919,025
Total Liabilities and Equity	12,962,999	12,903,234	13,061,248

Net debt - Teekay Parent(1)	598,288	694,416	631,849
Net debt - Teekay LNG(1)	1,881,610	1,998,885	1,844,336
Net debt - Teekay Offshore(1)	2,831,983	2,932,796	3,044,881
Net debt - Teekay Tankers(1)	985,252	1,019,049	1,067,318

(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	306,842	336,314

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,147,647	1,143,442
Prepayments of long-term debt	(1,068,937)	(395,199)
Scheduled repayments of long-term debt	(496,034)	(282,391)
Decrease in restricted cash	34,681	4,296
Net proceeds from equity issuances of subsidiaries	168,752	187,576
Equity contribution from joint venture partner	—	5,500
Issuance of common stock upon exercise of stock options	96,163	1,158
Distribution from subsidiaries to non-controlling interests	(62,403)	(164,808)
Cash dividends paid	(8,003)	(45,910)
Other	(8,570)	(5,878)
Net financing cash flow	(196,704)	447,786

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(269,109)	(873,274)
Proceeds from sale of vessels and equipment	149,582	8,918
(Advances) Repayments to joint ventures and joint venture partners	(13,536)	16,768
Investment in equity accounted investments	(56,578)	(8,604)
Proceeds from sale-lease back of a vessel	179,434	—
Increase in restricted cash	—	(42,048)
Other investing activities	11,385	15,121
Net investing cash flow	1,178	(883,119)

Increase (decrease) in cash and cash equivalents	111,316	(99,019)
Cash and cash equivalents, beginning of the period	678,392	806,904
Cash and cash equivalents, end of the period	789,708	707,885

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Specific Items Affecting Net (Loss) Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	June 30, 2016		March 31, 2016		June 30, 2015
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(86,304)		(39,200)		215,236
Adjust for: Net loss (income) attributable to
non-controlling interests	8,495		(9,584)		(149,324)
Net (loss) income attributable to
shareholders of Teekay	(77,809)	(1.14)	(48,784)	(0.67)	65,912	0.91
Add (subtract) specific items affecting net income:
Unrealized losses (gains) from derivative instruments(2)	64,592	0.89	76,346	1.05	(110,612)	(1.52)
Foreign exchange losses (gains)(3)	10,158	0.14	5,575	0.08	(2,167)	(0.03)
Net loss on sale of vessels(4)	—	—	27,390	0.38	—	—
Asset impairments(5)	62,605	0.86	—	—	500	0.01
Restructuring charges, net of recovery(6)	4,599	0.06	271	—	137	—
Pre-operational costs(7)	1,846	0.03	3,603	0.05	—	—
Other(8)	27,181	0.37	13,133	0.18	175	—
Non-controlling interests’ share of items above(9)	(92,471)	(1.27)	(83,707)	(1.15)	65,761	0.90
Earnings per share adjustment relating to Teekay Offshore's Series C Preferred Unit conversion(10)	—	0.07	—	—	—	—
Total adjustments	78,510	1.15	42,611	0.59	(46,206)	0.64
Adjusted net income (loss) attributable to
shareholders of Teekay	701	0.01	(6,173)	(0.08)	19,706	0.27

(1)	Basic per share amounts.

(2)
Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Includes loss on the sale of two of Teekay LNG's conventional tankers for the three months ended March 31, 2016.

(5)	Please refer to footnote (2) of the summary consolidated statements of (loss) income included in this release for further details.

(6)	Please refer to footnote (1) of the summary consolidated statements of (loss) income included in this release for further details.

(7)
Includes costs associated with currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months ended June 30, 2016, March 31, 2016 and June 30, 2015.

(8)
Other for the three months ended June 30, 2016 primarily relates to potential damages accrued resulting from the cancellation of the construction contracts for two UMS newbuildings, write-off of deferred financing costs relating to a debt refinancing and termination fees associated with the partial termination of a loan, partially offset by gains associated with the extinguishment of a contingent liability resulting from the UMS contract cancellations. Other for the three months ended March 31, 2016 primarily relates to depreciation expense as a result of the change in the useful life estimate of the shuttle component of Teekay Offshore’s shuttle tankers from 25 years to 20 years effective January 1, 2016, loss on the termination of an interest rate swap and Teekay Parent’s share of unrealized foreign exchange losses in Sevan Marine ASA. Other for the three months ended June 30, 2015 primarily relates to realized loss of derivatives relating to assets in pre-operation phase, write-down of an investment and unrealized foreign exchange and restructuring charge in Sevan Marine ASA.

(9)
Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

(10)
Relates to the Company's portion of the inducement premium and exchange contribution charged to retained earnings by Teekay Offshore when converting its outstanding Series C Preferred Units to common units and Series C-1 Preferred Units. Refer to Summary of Recent Events - Teekay Offshore for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of (Loss) Income for the Three Months Ended
June 30, 2016
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	284,464	99,241	139,621	83,104	(18,811)	587,619

Voyage expenses	(17,588)	(542)	(9,758)	(941)	530	(28,299)
Vessel operating expenses	(90,761)	(22,412)	(46,389)	(46,828)	735	(205,655)
Time-charter hire expense	(18,829)	—	(15,913)	(24,353)	20,781	(38,314)
Depreciation and amortization	(74,057)	(22,869)	(25,621)	(18,532)	—	(141,079)
General and administrative expenses	(13,786)	(5,864)	(4,769)	(4,415)	(1,037)	(29,871)
Asset impairments	(43,650)	—	(6,420)	(12,535)	—	(62,605)
Restructuring charges	(1,522)	—	—	(4,296)	—	(5,818)

Income (loss) from vessel operations	24,271	47,554	30,751	(28,796)	2,198	75,978

Interest expense	(33,347)	(13,269)	(7,341)	(23,412)	4,114	(73,255)
Interest income	293	545	26	4,292	(4,114)	1,042
Realized and unrealized loss
on derivative instruments	(62,037)	(17,321)	(3,750)	(6,164)	—	(89,272)
Equity income	3,626	29,567	4,740	1,522	(2,236)	37,219
Equity in earnings of subsidiaries(2)	—	—	—	(22,480)	22,480	—
Income tax recovery (expense)	1,438	(252)	(2,024)	(585)	—	(1,423)
Foreign exchange loss	(13,087)	(525)	(76)	(1,469)	—	(15,157)
Other (loss) income - net	(21,286)	407	160	(717)	—	(21,436)
Net (loss) income	(100,129)	46,706	22,486	(77,809)	22,442	(86,304)
Less: Net (income) loss attributable
to non-controlling interests(3)	(2,496)	(3,635)	—	—	14,626	8,495
Net (loss) income attributable to
shareholders/unitholders
of publicly-listed entities	(102,625)	43,071	22,486	(77,809)	37,068	(77,809)

(1)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2016
(in thousands of U.S. dollars)
(unaudited)

	Owned	In-Chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other(1)	G&A	Total

Revenues	4,508	5,026	58,600	14,970	—	83,104

Voyage expenses	(44)	(6)	(9)	(882)	—	(941)
Vessel operating expenses	(739)	(1,954)	(38,004)	(6,131)	—	(46,828)
Time-charter hire expense	—	(5,384)	(7,448)	(11,521)	—	(24,353)
Depreciation and amortization	(847)	—	(17,798)	113	—	(18,532)
General and administrative expenses	(20)	(181)	(3,110)	1,999	(3,103)	(4,415)
Asset impairments	(12,535)	—	—	—	—	(12,535)
Restructuring charges	—	—	(574)	(3,722)	—	(4,296)
Loss from vessel operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)

Reconciliation of loss from vessel operations to cash flow from vessel operations

Loss from vessel operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)
Depreciation and amortization	847	—	17,798	(113)	—	18,532
Asset impairments	12,535	—	—	—	—	12,535
Amortization of in-process revenue
contracts and other	—	—	(1,483)	—	—	(1,483)
Realized losses from the
settlements of non-designated
derivative instruments	—	—	(523)	—	—	(523)
CFVO - Consolidated(2)	3,705	(2,499)	7,449	(5,287)	(3,103)	265
CFVO - Equity Investments(3)	2,203	—	(742)	1,121	—	2,582
CFVO - Total	5,908	(2,499)	6,707	(4,166)	(3,103)	2,847

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2016, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $10.7 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)	Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2016	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	17,646	17,646
Teekay Offshore	4,203	4,203	4,203	21,399	12,819
GP interests
Teekay LNG	227	227	227	8,761	8,684
Teekay Offshore	309	240	240	8,407	5,264
Other Dividends
Teekay Tankers(2)(3)	2,423	3,635	4,846	1,212	881
Total Daughter Entity Distributions	10,691	11,834	13,045	57,425	45,294
Less:
Corporate general and
administrative expenses	(3,103)	(4,951)	(4,174)	(3,628)	(4,139)
Total Parent GPCO Cash Flow	7,588	6,883	8,871	53,797	41,155
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(4)
Owned Conventional Tankers	3,705	3,365	2,418	2,422	4,628
In-Chartered Conventional Tankers(5)	(2,499)	(3,600)	(561)	(1,385)	(1,501)
FPSOs	7,449	(3,472)	15,373	(4,071)	31,698
Other(6)(7)	(4,148)	(2,274)	3,605	22,765	2,326
Total(8)	4,507	(5,981)	20,835	19,731	37,151
Less:
Net interest expense(9)	(17,004)	(14,737)	(15,708)	(13,656)	(28,635)
Dry docking expenditures	-	-	(5,069)	(46)	(208)
Teekay Parent OPCO Cash Flow	(12,497)	(20,718)	58	6,029	8,308
TOTAL TEEKAY PARENT FREE
CASH FLOW	(4,909)	(13,835)	8,929	59,826	49,463
Weighted-average number of
common shares - Basic	72,945,635	72,742,426	72,708,463	72,706,285	72,697,121

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)	Daughter dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter.

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2016	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.70	$0.70
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$17,645,792	$17,645,792
Teekay Offshore
Distribution per common unit	$0.11	$0.11	$0.11	$0.56	$0.54
Common units owned by
Teekay Parent	38,211,772	38,211,772	38,211,772	38,211,772	23,809,468
Total distribution	$4,203,295	$4,203,295	$4,203,295	$21,398,592	$12,819,018
Teekay Tankers
Dividend per share	$0.06	$0.09	$0.12	$0.03	$0.03
Shares owned by Teekay Parent(3)	40,387,231	40,387,231	40,387,231	40,387,231	29,364,141
Total dividend	$2,423,234	$3,634,851	$4,846,468	$1,211,617	$880,924

(3)
Includes Class A and Class B shareholdings. Teekay Tankers implemented a new dividend policy in December 2015, whereby Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income.

(4)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.

(5)
Includes an early termination fee paid to Teekay Offshore of $4.0 million for the three months ended March 31, 2016 in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(6)
Includes $1.1 million, $1.5 million, $1.6 million, $0.7 million and $1.0 million for the three months ended June 30, 2016, March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015, respectively, relating to 50 percent of the CFVO from Tanker Operations. Teekay Tankers owns the remaining 50 percent of Tanker Operations.

(7)
Includes $1.6 million and $3.2 million of fees earned from managing vessel transactions for Tanker Investment Ltd. for the three months ended March 31, 2016 and September 30, 2015, respectively, and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(8)	Excludes corporate general and administrative expenses relating to GPCO.

(9)	Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	75,978	135,325	175,517
Depreciation and amortization	141,079	144,157	129,199
Amortization of in process revenue
contracts and other	(6,113)	(6,367)	(13,570)
Realized losses from the settlements of non-designated
derivative instruments	(2,327)	(4,851)	(4,019)
Loss on sale of vessels and equipment	—	27,619	—
Asset impairments	62,605	—	500
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	5,945	7,299	5,676
CFVO - Consolidated	277,167	303,182	292,303
CFVO - Equity Investments (see Appendix E)	73,368	55,857	59,898
CFVO - Total	350,535	359,039	352,201

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which amendments had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2016		March 31, 2016		June 30, 2015
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)	100%	Portion(3)

Revenues	264,879	112,160	237,646	95,492	260,425	106,817
Vessel and other operating expenses	(95,296)	(38,348)	(96,681)	(38,351)	(109,073)	(46,119)
Depreciation and amortization	(39,656)	(17,199)	(39,140)	(16,878)	(36,284)	(15,971)
Write-down of equipment	(1,351)	(677)	—	—	—	—
Gain on sale of vessels	—	—	1,228	234	—	—
Income from vessel operations of
equity accounted vessels	128,576	55,936	103,053	40,497	115,068	44,727
Interest expense	(24,683)	(10,379)	(27,580)	(11,395)	(27,273)	(11,122)
Realized and unrealized (loss) gain on
derivative instruments	(13,887)	(4,853)	(21,379)	(7,179)	22,497	9,483
Other - net	(3,437)	(1,261)	(7,878)	(3,697)	(2,405)	(958)
Net income of equity accounted vessels	86,569	39,443	46,216	18,226	107,887	42,130
Pro forma equity income from
Tanker Operations	—	(2,224)	—	(2,809)	—	(2,229)
Equity income of equity accounted vessels	86,569	37,219	46,216	15,417	107,887	39,901
Income from vessel operations of
equity accounted vessels	128,576	55,936	103,053	40,497	115,068	44,727
Depreciation and amortization	39,656	17,199	39,140	16,878	36,284	15,971
Gain on sale of vessels	—	—	(1,228)	(234)	—	—
Write-down of equipment	1,351	677	—	—	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	8,868	3,219	8,786	3,186	8,296	3,010
Amortization of in-process
revenue contracts and other	(2,704)	(1,385)	(2,899)	(1,483)	(3,719)	(1,894)
Cash flow from vessel operations
of equity accounted vessels(4)	175,747	75,646	146,852	58,844	155,929	61,814
Pro forma CFVO from
Tanker Operations(5)	—	(2,278)	—	(2,987)	—	(1,916)
Cash flow from vessel operations
of equity accounted vessels(4)	175,747	73,368	146,852	55,857	155,929	59,898

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 19 percent to 52 percent.

(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(5)
Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations because Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)
Depreciation and amortization	870	—	17,798	(111)	—	18,557
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(630)	—	(2,113)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,087)	—	—	(2,087)
Cash flow from vessel
operations - Teekay Parent	3,365	(3,600)	(3,472)	(3,767)	(4,951)	(12,425)

	Three Months Ended December 31, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)
Depreciation and amortization	713	—	17,768	(113)	—	18,368
Loss on sale of vessels and
equipment	—	—	948	—	—	948
Amortization of in-process
revenue contracts and other	—	—	(1,483)	3,186	—	1,703
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(1,789)	—	—	(1,789)
Cash flow from vessel
operations - Teekay Parent	2,418	(561)	15,373	2,031	(4,174)	15,087

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended September 30, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251
Depreciation and amortization	713	—	17,610	(210)	—	18,113
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(326)	—	(1,809)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,186)	—	—	(2,186)
Cash flow from vessel
operations - Teekay Parent	2,422	(1,385)	(4,071)	22,031	(3,628)	15,369

	Three Months Ended June 30, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from	3,915	(1,501)	8,677	1,480	(4,139)	8,432
vessel operations
Depreciation and amortization	713	—	35,298	(112)	—	35,899
Amortization of in-process
revenue contracts and other	—	—	(10,619)	—	—	(10,619)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(1,658)	—	—	(1,658)
Cash flow from vessel
operations - Teekay Parent	4,628	(1,501)	31,698	1,368	(4,139)	32,054

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016	2016	2015	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(73,255)	(72,203)	(66,285)	(62,450)	(62,388)
Interest income	1,042	1,322	1,098	2,161	1,199
Interest expense net of interest income - consolidated	(72,213)	(70,881)	(65,187)	(60,289)	(61,189)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(56,211)	(57,262)	(50,688)	(47,925)	(38,215)
Interest expense net of interest income - Teekay Parent(1)	(16,002)	(13,619)	(14,499)	(12,364)	(22,974)
Add:
Teekay Parent realized losses on interest rate swaps	(1,002)	(1,118)	(1,209)	(1,292)	(5,661)
Net interest expense - Teekay Parent	(17,004)	(14,737)	(15,708)	(13,656)	(28,635)

(1) Teekay Parent interest expense net of interest income excludes a $3.1 million write-off of prepaid loan costs in relation to the partial termination of a facility for the three months ended June 30, 2016, and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the results and benefits of the Teekay Offshore’s financing initiatives, including Teekay Offshore’s ability to meet its medium-term liquidity requirements and finance its committed growth projects; the sale of the Shoshone Spirit VLCC, including the continuation of the charter until completion of the sale and the financial impact of the sale on Teekay Parent’s financial leverage; the impact of Teekay Offshore’s and Teekay LNG’s growth projects on cash flow from vessel operations; the amount, the timing and certainty of securing financing for Teekay LNG’s committed growth projects; the financial impact of the Oak Spirit MEGI LNG carrier; and the expected timing for commencement of Teekay Tankers’ charter contract. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of such financing initiatives; changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; Teekay LNG’s and Teekay LNG's joint ventures' ability to secure financing for its existing newbuildings and projects; changes in the Company's expenses; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda